

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2010

Anna Williams
Vice President and Chief Financial Officer
HKN, Inc.
180 South Street, Suite 200
Southlake, TX 76092

> **Re: HKN, Inc.**
> **Registration Statement on Form S-3**
> **File No. 333-170218**
> **Filed October 29, 2010, as amended December 8, 2010**
>
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **File No. 1-10262**
> **Filed February 19, 2010, as amended April 14, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **File No. 1-10262**
> **Filed November 4, 2010**
> **Response letter dated December 8, 2010**

Dear Ms. Williams:

We have reviewed your filings and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1.   We note a number of your prior responses indicate you intend to revise your future filings. Please note we believe an amendment to your Form 10-K for the fiscal year ended December 31, 2009 is appropriate.

Anna Williams
HKN, Inc.
December 22, 2010
Page 2

Business, page 4

Reserve Information, page 7

2.   We note from your response to comment number seven that your proved undeveloped oil
        and gas reserves primarily related to Main Pass 35 decreased by 64 percent and 94 percent,
        respectively, from December 31, 2008, which you attribute to the uneconomic nature of
        projects using 2009 twelve month average pricing. Please clarify for us the following:
        • Explain to us how you considered the disclosure requirements of ASC 932-10-65-c-3;
        • Tell us the specific price assumptions you used to establish your oil and gas reserves at
          December 31, 2009 and 2008, respectively;
        • Revise your proposed additional disclosure to quantify the capital expenditures made
          related to your PUDs pursuant to Item 1203(c) of Regulation S-K; and
        • Describe to us in detail the reasons why you did not address Item 1203 in your original
          filing.

3.   We note your response to prior comment nine. Please remove any quantitative disclosure
        of Spitfire's estimated reserves and standardized measure from your document, and disclose
        the reasons such information is not included.

Critical Accounting Estimates and Assumptions, page 28

Income Taxes, page 30

4.   We note your response to prior comment 10 indicates you used a cumulative probability
        table to determine the amount of unrecognized tax positions to record. Please tell us how
        you considered providing enhanced analysis of the sensitivity of your estimates to changes
        in assumptions related to uncertain tax positions pursuant to Section V. of SEC Release No.
        33-8350. As part of your response, explain to us in detail whether changes in the
        probabilities assigned to the outcomes you describe are reasonably likely to occur and could
        have a material impact.

Notes to Consolidated Financial Statements, page 48

Note 1. Summary of Significant Accounting Policies, page 48

Consolidation of Variable Interest Entity, page 48

5.   We note your response to prior comment 11 indicates you have reviewed the recent
        accounting guidance in the current year and noted that your original conclusions with
        respect to your investment in BWI have not changed. Please expand your response to
        explain your analysis of changes to recent accounting guidance as well as whether the
        transactions with BWI in fiscal 2010 impacted your analysis and conclusions. As part of

your response, please explain to us in further detail the activities you believe most significantly impact BWI's economic performance and which member controls those activities. In addition, please describe the conditions in Section 5 of the Operating Agreement under which HKN would not be the sole decision maker.

Form 10-Q for Quarterly Period Ended September 30, 2010

Note 2. Investment in Britewater International, LLC, page 10

Valuation of Investment in BWI, page 11

6.   We note your response to prior comment 16 indicates that you valued the total consideration transferred for the BWI acquisition at approximately $1.4 million. Please explain to us in further detail why you believe the fair value of consideration transferred, which included a put/call option in addition to restricted shares, appears to be less than the total fair value of the restricted stock you transferred to consummate the acquisition. In this regard, it appears that consideration transferred should be at least equal to if not greater than the apparent fair value of the restricted stock.

You may contact Mark Wojciechowski at (202) 551-3759 or, in his absence, Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile
        Bruce H. Hallett, Esq.
        (214) 922-4142